UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2026

Lester R. Brafman
Chief Executive Officer
Cohen & Company Inc.
Cira Centre
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

Re: Cohen & Company Inc.
Registration Statement on Form S-3
Filed May 18, 2026
File No. 333-295997

Dear Lester R. Brafman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Darrick M. Mix, Esq.